Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

GMAC Inc.

Ratio of Earnings to Fixed Charges

Year ended December 31. ($ in millions)	2009(a)	2008(a)	2007(a)	2006(a)	2005(a)
Earnings
Consolidated net (loss) income from continuing operations...........................................................................	$ (8,016)	$ 3,436	$ (2,201)	$ 2,002	$ 2,155
Income tax (benefit) expense from continuing operations...........................................................................	78	(60)	395	75	1,128
Equity-method investee distribution...................................	—	111	65	651	283
Equity-method investee (losses) earnings.........................	(10)	533	5	(512)	(142)
Minority interest expense.....................................................	1	1	2	9	(57)
Consolidated (loss) income from continuing operations before income taxes, minority interest, and income or loss from equity investees.............................................................................	(7,947)	4,021	(1,734)	2,225	3,367
Fixed charges..........................................................................	7,592	11,079	14,588	15, 397	12,522
Earnings available for fixed charges....................................	(355)	15,100	12,854	17,622	15,889
Fixed charges
Interest, discount, and issuance expense on debt............	7,552	11,021	14,519	15,327	12,460
Portion of rentals representative of the interest factor....................................................................................	40	58	68	70	62
Total fixed charges.................................................................	7,592	11,079	14,587	15,397	12,522
Preferred dividend requirements..........................................	1,224	—	192	22	—
Total fixed charges and preferred dividend requirements.......................................................................	$ 8,816	$ 11,079	$ 14,779	$ 15,419	$ 12,522
Ratio of earning to fixed charges (b)...................................	(0.05)	1.36	0.88	1.14	1.27
Ratio of earnings to fixed charges and preferred dividend requirements (c).................................................	(0.04)	1.36	0.87	1.14	1.27

(a)    During 2009, we committed to sell certain operations of our International Automotive Finance operations, Insurance operations, Mortgage operations, and Commercial Finance Group.  We report these businesses separately as discontinued operations in the Consolidated Financial Statements.  See Note 2 to the Consolidated Financial Statements for further discussion of our discontinued operations.  All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.

(b)   The ratio calculation indicates a less than one-to-one coverage for the years ended December 31, 2009 and 2007.  Earnings available for fixed charges for the years ended December 31, 2009 and 2007, were inadequate to cover total fixed charges.  The deficient amount for the ratio was $7,947 million for 2009 and $1,733 million for 2007.

(c)    The ratio calculation indicates a less than one-to-one coverage for the years ended December 31, 2009 and 2007.  Earnings available for fixed charges for the years ended December 31, 2009 and 2007, were inadequate to cover total fixed charges.  The deficient amount for the ratio was $9,171 million for 2009 and $1,925 million for 2007.